Tesla Inc. (TSLA)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278

Tesla Shareholder since 2021

Important to Vote for a Simple Majority Vote Standard – Proposal 7

This Proposal 7 is the exact same concept that the Tesla Board of Directors supported at the 2022 Tesla annual meeting. The 2022 Tesla Board of Directors proposal then won 98% support from the Tesla shareholders who voted for or against.

This simple majority vote standard proposal will help improve Tesla shareholder rights. Tesla now scores a dismal 9 in shareholder rights with 10 being the worse possible score. The Tesla Board of Directors supported this proposal concept in 2022 and I applaud their support.

Proposal 7 thus deserves shareholder support regardless of whether Tesla shareholders vote for or against a $56 Billion pay package for one person or vote for or against no longer incorporating in Delaware.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.